Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 03:32 PM 04/16/2015 FILED 03:32 PM 04/16/2015 SRV 150521620 – 3484724 FILE

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

SOLAR3D, INC.

The undersigned, being the Chief Executive Officer and Secretary of Solar3D, Inc., a corporation existing under the laws of the State of Delaware, do hereby certify under the seal of the said corporation as follows:

1.      The Certificate of Incorporation of the Corporation is hereby amended by replacing Article IV, in its entirety, with the following:

“FOURTH:

     A. CAPITALIZATION. The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Two Hundred and Five Million  (205,000,000)  shares,  consisting  of (a) Two Hundred Million (200,000,000) shares of Common Stock, par value $0.001 per share ("Common Stock"), and (b) Five Million (5,000,000) shares of Preferred Stock, par value $0.001 per share ("Preferred Stock").

     B. PREFERRED STOCK. The Board of Directors of the Corporation (the "Board of Directors") is authorized to provide, by resolution, for one or more series of Preferred Stock to be comprised of authorized but unissued shares of Preferred Stock. Except as may be required by law, the shares in any series of Preferred Stock need not be identical to any other series of Preferred Stock. Before any shares of any such series of Preferred Stock are issued, the Board of Directors shall fix, and is hereby expressly empowered to fix, by resolution, the rights, preferences and privileges of, and qualifications, restrictions and limitations applicable to, such series.

     The Board of Directors is authorized to increase the number of shares of the Preferred Stock designated for any existing series of Preferred Stock by a resolution adding to such series authorized and unissued shares of the Preferred Stock not designated for any other series of Preferred Stock. The Board of Directors is authorized to decrease the number of shares of the Preferred Stock designated for any existing series of Preferred Stock by a resolution, subtracting from such series unissued shares of the Preferred Stock designated for such series.

     C. COMMON STOCK.

(i)  Except as otherwise required by law, and subject to any special voting rights which may be granted to any additional series of Preferred Stock in the Board of Directors resolutions which create such series, each holder of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder's name on the records of the Corporation on each matter submitted to a vote of the stockholders. Holders of Common Stock shall not have the right to cumulative voting in the election of directors of the Corporation.

(ii). Subject to the rights of the holders of the Preferred Stock, if any, the holders of the Common Stock shall be entitled to receive such dividends and other distributions, in cash, securities or property of the Corporation, as may be declared thereon from time to time by the Board of Directors, out of the assets and funds of the Corporation legally available therefor.

2.      The amendment of the certificate of incorporation herein certified has been duly adopted by the unanimous written consent of the Corporation’s Board of Directors and shareholders holding a majority of the Corporation’s voting stock in accordance with the provisions of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Certificate of Incorporation, as amended, to be signed by James B. Nelson, its Chief Executive Officer, this 16th day of April, 2015.

SOLAR3D, INC.

By:	/s/James B. Nelson
James B. Nelson Chief Executive Officer